GT Biopharma, Inc.

505 Montgomery Street, 10th Floor

San Francisco, California 94111

December 2, 2025

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson

Re:	GT Biopharma, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-291060

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), GT Biopharma, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 2, 2025, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Alan A. Lanis, Jr. of Baker & Hostetler LLP, counsel to the Company, at (310) 442-8850 and that such effectiveness also be confirmed in writing.

Very truly yours,

GT Biopharma, Inc.

By:	/s/ Alan Urban
Alan Urban
Chief Financial Officer